CONFORMED
                                                                     ---------

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


                          For the month of May 28, 2008


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|   Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Industrias Bachoco, S.A. de C.V.
                                                 (Registrant)



      Date: May 28, 2008                By  /s/ Daniel Salazar Ferrer, CFO
                                            ------------------------------

                                                                          [LOGO]


            Bachoco Announces the Construction of New Farms at South Mexico

                                       Celaya, Guanajuato. Mexico, May 28 , 2008

            Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE:IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, today announced that the Company has commenced the building of new chicken farms in the state of Chiapas, South of Mexico.

            Given the characteristics of the state of Chiapas, such as its agricultural potential production, population, infrastructure and sanity conditions, among others, it offers an attractive region for poultry production with high productivity levels.

            In the first step, the Company began the building of the chicken farms. This will allow the Company to participate more actively, serving this important market with products produced in the same region.

            The construction of these new farms is in line with the Bachoco's growing plans, and according to the performance of the farms, the Company will determine a future plan to build a complex in the state.


Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, balanced feed, the Company also is present in other business like swine, beef, margarine and turkey, in Mexico. The Company's headquarters are in Celaya, Guanajuato, located in Mexico's central region.

For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

IR Contacts:                  In New York:                  Headqueartes:

Daniel Salazar, CFO           Lucia Domville                Industrias Bachoco,
Claudia Cabrera, IRO          The Global Consulting Group   S.A.B. de C.V.
Ph. 011 52 (461)618 35 55     Ph. (646) 284 9416            Av. Tecnologico 401,
inversionistas@bachoco.net    ldomville@hfgcg.com           Celaya, Gto.
                                                            Mexico. 38010
                                                            www.bachoco.com.mx